Exhibit 99.2

PRESS RELEASE

INEOS and TotalEnergies Further Integrate
their Petrochemical Assets in Eastern France

Paris, July 5, 2023 – TotalEnergies and INEOS have signed agreements to realign their respective stakes in their production assets and logistics infrastructure to better reflect the balance between their production and internal use of ethylene in eastern France. For TotalEnergies, this exchange of interests supports the integration between its petrochemical sites at Feyzin, near Lyon, and Carling in eastern France, while INEOS strengthens its operations at the Lavéra site on the Mediterranean coast.

Realigning the two companies’ interests to improve integration

The companies’ sites that produce and use ethylene in eastern France are connected by a pipelines and storage network that begins at Lavéra in south-eastern France and passes through Feyzin to Carling in the north-east.

However, TotalEnergies does not itself use its share of production from the Lavéra steam cracker, which is equally (50/50) owned with INEOS, and sells it mainly to INEOS.

In order to realign the companies’ production and internal use of ethylene, TotalEnergies will therefore sell its stake in the Lavéra assets to INEOS, in addition to part of its interests in the Eastern France ethylene pipeline and storage network, which TotalEnergies will continue to operate.

TotalEnergies reaffirms the key role of the Feyzin petrochemical platform

Within TotalEnergies, the Company is thus consolidating the key role of the Feyzin petrochemical platform as the integrated supplier of ethylene to the Carling platform.

The agreement will have no operational impact on TotalEnergies’ refining and petrochemical sites.

"This operation allows us to strengthen the links between our Feyzin and Carling petrochemical sites, with Feyzin becoming Carling’s integrated ethylene supplier, in line with our strategy to focus on our integrated platforms," said Jean-Marc Durand, Senior Vice President, TotalEnergies Refining Base Chemicals Europe.

The implementation of this project is subject to the prior consultation process of employee representatives and the approval from the relevant authorities.

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About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in nearly 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).